Room 4561

September 26, 2006

Jeffrey M. Stibel
President and Chief Executive Officer
Web.com, Inc.
303 Peachtree Center Avenue, Suite 500
Atlanta, GA 30303

      Re: **Form 10-K for Fiscal Year Ended August 31, 2005**
                  Filed November 7, 2005
                  File no. 0-17932

Dear Mr. Stibel:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief